

May 14, 2013

<u>Via E-Mail</u>
Kenton J. King
Skadden Arps Meagher & Flom LLP
525 University Avenue, Suite 1100
Palo Alto, CA 94301

    Re: Tessera Technologies, Inc. ("Tessera")
            DEFA14A filed May 13, 2013
            Report of Institutional Shareholder Services
            File No. 0-50460

Dear Mr. King:

I am contacting you regarding our ongoing issues with the form of the supplemental proxy card and proxy statement disclosure referenced above and filed by Tessera on May 3, 2013. As outlined in previous correspondence and several telephone conversations with you, we have serious concerns that the supplemental proxy card with the write-in feature violates Rule 14a-4(d)(1). See my prior letters dated May 7, 2013, May 10, 2013 and May 13, 2013. As previously indicated, we also have serious concerns with the voter instruction form used by Broadridge to replicate the supplemental proxy card with the write-in element.

As stated in my letter yesterday, we are concerned about what we view as material omissions in Tessera's proxy materials concerning the validity of the write-in ballot and the voter instruction form used by Broadridge. We believe these omissions are creating confusion in the market concerning issues central to the voting process and could result in the disenfranchisement of shareholders if not addressed promptly.

Today we obtained the full report of Institutional Shareholder Services ("ISS") on this proxy contest, portions of which are cited in the May 13, 2013 DEFA14A filing referenced above. Our concerns about confusion in the market are reinforced by information in the ISS report. We believe you must immediately provide clarifying or corrective disclosure to Tessera shareholders.

We direct your attention to page 4 of the ISS Report. Referencing Tessera's supplemental proxy card, the report states: "This form of ballot, with two blank lines for write-ins but no names of any dissident nominees, was approved by the SEC." As you are aware, the SEC has not approved the write-in ballot and in fact, expressed concerns about the use of the write-in feature in a comment letter dated May 7, 2013 before the ISS report was issued on May 12, 2013. Please advise as to the contacts Tessera and its agents (including its proxy solicitor) have had with ISS on this point. That is, tell us the date of any communications on this point, the form of the communications and describe the substance of such communications, with a view to explaining how ISS came to the conclusion that the SEC had approved the write-in ballot propounded by management.

The ISS report also appears to mischaracterize the manner in which the Broadridge electronic ballot works. ISS states that the Broadridge electronic ballot allows shareholders voting on management's card to vote for six management nominees and "up to two of the six dissident nominees." As you know, the write-in ballot filed by Tessera on May 3, 2013 explicitly allows shareholders to vote for up to eight nominees and does not limit a shareholder's vote to only two dissident nominees. Rather, the card states that a shareholder may cross off the names of management nominees and replace them with write-in candidates to vote for up to eight total nominees.

As we indicated in a comment letter yesterday, we have serious concerns that shareholders using the Broadridge voter instruction form devised to represent management's card may be disenfranchised. The ISS report notes this issue. We reiterate that such issue should be addressed in disclosure by Tessera immediately.

Given the timing of the meeting, we would appreciate hearing back from you at your earliest convenience. I may be reached directly at (202) 551-3263.

Sincerely,

/s/ Christina Chalk

Christina Chalk
Senior Special Counsel
Office of Mergers and Acquisitions

cc: Bernard Cassidy (via email)